UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*

                 Franklin Financial Services Corporation
                        (Name of Issuer)

                 Common Stock ($1.00 Par Value)
                 (Title of Class of Securities)

                           353525108
                         (CUSIP Number)

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13G

CUSIP NO. 353525108

1.   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

          Farmers and Merchants Trust Company of Chambersburg
             Trust Department

          IRS Identification No.:  23-0570230

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)
          (a)  [ ]
          (b)  [ ]

3.   SEC use only

4.   Citizenship or Place of Organization

          Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

     5.   Sole Voting Power
               116,355

     6.   Shared Voting Power
               1,271

     7.   Sole Dispositive Power
               116,355

     8.   Shared Dispositive Power
               1,271

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
               117,626

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain
     Shares                                                 [  ]

11.  Percent of Class Represented by Amount in Row 9
               5.8%

12.  Type of reporting person

          BK

                          SCHEDULE 13G

             FRANKLIN FINANCIAL SERVICES CORPORATION

                            Item 1(a)

     Name of Issuer:   Franklin Financial Services Corporation

                            Item 1(b)

     Address of Issuer's Principal Executive Offices:

                    20 South Main Street
                    P.O. Box T
                    Chambersburg, PA  17201

                            Item 2(a)

     Name of Person Filing:

                    Farmers and Merchants Trust Company of
                      Chambersburg Trust Department

                            Item 2(b)

     Address of Principal Business Office or, if none, Residence:

                    20 South Main Street
                    P.O. Box T
                    Chambersburg, PA  17201

                            Item 2(c)

     Citizenship:  Pennsylvania

                            Item 2(d)

     Title of Class of Securities:

               Common Stock, $1.00 par value per share

                            Item 2(e)

     CUSIP Number:  353525108

                             Item 3

     Not applicable. This statement is filed pursuant to Rule 13d-1(c).

                             Item 4

     Ownership:

               (a)  Amount Beneficially Owned:  117,626

               (b)  Percent of Class:  5.8%

               (c)  Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the
                           vote:  116,355

                    (ii)   shared power to vote or to direct the
                           vote:  1,271

                    (iii)  sole power to dispose or to direct the
                           disposition of:  116,355

                    (iv)   shared power to dispose or to direct
                           the disposition of:  1,271

                             Item 5

     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                             Item 6

     Ownership of More than Five Percent on Behalf of Another
     Person:

     Not applicable

                             Item 7

     Identification and Classification of the Subsidiary Which
     Acquired the Security Being Reported on by the Parent
     Holding Company:

     Not applicable

                             Item 8

     Identification and Classification of Members of the Group.

     Not applicable

                             Item 9

     Notice of Dissolution of Group.  Not applicable

                             Item 10

     Certification.

     Not applicable.  This statement is filed pursuant to Rule
     13d-1(c).

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              FARMERS AND MERCHANTS TRUST COMPANY
                              OF CHAMBERSBURG TRUST DEPARTMENT


Date:  February 13, 1996      By:   /s/ Allen C. Rebok
                                   Allen C. Rebok, Vice President